F O R    I M M E D I A T E    R E L E A S E

                          PRESS RELEASE

                                      July 21, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800

        HEALTH CARE REIT, INC. ADOPTS A RIGHTS PLAN

         Toledo, Ohio, July 21, 1994....Health Care REIT, Inc.
today announced that its Board of Directors adopted a Preferred Share Purchase Rights Plan and declared a dividend distribution to be made to stockholders of record on August 5, 1994, of one Preferred Share Purchase Right on each outstanding share of the Company's common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock for an exercise price of $48.00.

          The Rights will be exercisable only if a person or group acquires or announces a tender offer for 15% or more of the Company's common stock. The Company may exchange the Rights (except those held by an acquirer, which would be void) for the Company's common stock on a one-for-one basis at any time after a person or group has acquired 15% or more of the outstanding common stock. The Company will be entitled to redeem the Rights at $.01 per Right at any time before public disclosure that a 15% position has been acquired. The Rights will expire on August 5, 2004, unless previously redeemed, exchanged or exercised. The distribution of the Rights is not a taxable event to stockholders.

          Additional details of the Rights distribution are available from the Company upon request.

          Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities and behavioral care facilities.